Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

November 11, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on November 5, 2024

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and half-year ended September 30, 2024, conducted on November 5, 2024. Also please note that this transcript of the call has been uploaded on our website and is available at the following link.

Weblink: :	https://www.drreddys.com/cms/cms/sites/default/files/2024-11/DRL_Q2FY25%20Earnings%20Call%20Transcript_5Nov2024.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Q2FY25 Earnings Conference Call

November 5, 2024

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Richa Periwal: Head - Investor Relations,
Strategy & Corporate Analytics

Q2FY25 Earnings Conference Call Transcript November 5, 2024

Moderator:	Ladies and gentlemen, good day, and welcome to the Q2FY25 Earnings Conference Call of Dr. Reddy's Laboratories Limited. As a reminder, all participant lines will be in the ‘listen-only’ mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star (*), then zero, on your touch-down phone. Please note that this conference is being recorded.

I, now, hand the conference over to Ms. Richa Periwal. Thank you, and over to you, ma'am.

Richa Periwal:	Thank you. A very good morning and good evening to all of you and thank you for joining us today for Dr. Reddy's Q2 FY25 Earnings Conference Call. We have with us the leadership team of Dr. Reddy's comprising of Mr. Erez Israeli, our CEO; Mr. MV Narasimham, our CFO, whom we fondly call as ‘MVN’ and the Investor Relations team.

Earlier during the day, we have released our results, and the same is also posted on our website. We kick off today's call with MVN taking us through the financial highlights of the quarter. This will be followed by Erez, sharing his thoughts on operating environment and business performance. Post which, we open the forum for Q&A.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be re-broadcasted or attributed in press or media outlets without the Company's expressed, written consent. This call is being recorded, and the playback and transcript shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements. The discussion today contains certain non-GAAP financial measures. For a reconciliation of GAAP to non-GAAP measures, please refer to our press release.

Before I proceed with the call, I would like to remind everyone that the ‘safe harbor’ contained in today's press release also pertains to this conference call.

Now, I hand over the call to MVN.

MV Narasimham:	Thank you, Richa. A very warm welcome to all. It is my pleasure to interact with you for the first time and present results for Q2 FY25.

We delivered a strong performance this quarter with broad-based top line growth and healthy operating margins, resulting in highest ever quarterly sales and PBT. As you all know, we completed the acquisition of the NRT portfolio and paid an upfront cash consideration of GBP 458 million. We also completed the transaction with Nestlé India on 1st August, and all business activities of the Nutraceuticals portfolio is now being carried out through our subsidiary, ‘Dr. Reddy’s and Nestlé Health Science Limited’.

Following the completion, Nestlé India was allocated share of the subsidiary, representing a 49% stake. We have also recently completed 5-for-1 stock split, following the approval from our Board and shareholders.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Let us now look at the financial performance of the quarter. For this section, all amounts have been translated into US dollar at a convenience translation rate of Rs. 83.76, which is the rate as of September 30th, 2024.

Consolidated revenues for the quarter stood at Rs. 8,016 crores, which is $957 million and grew by 17% on YoY basis and 4% on a sequential basis. All markets contributed to this quarter’s YoY growth.

Consolidated gross profit margin stood at 59.6% for the quarter, an increase of 92 basis points over the same quarter of the previous year and a decrease of 81 basis points sequentially. The YoY increase was primarily on account of an improved product mix and manufacturing overhead leverage, partially offset by marginal price erosion in generics markets. The QoQ decline was on account of overall mix change. Gross margin for Global Generics and PSAI were at 63% and 30% respectively.

The SG&A spend for the quarter was Rs. 2,301 crores, which is $275 million, an increase of 22% YoY and 1% QoQ. The YoY increase was primarily on account of investments in new business initiatives, building capabilities, higher freight costs, annual merit increase and certain one-time costs related to the acquisition of NRT brands. The SG&A spend as a percentage to sales was 28.7% and was higher by 138 basis points YoY and lower by 87 basis points QoQ. Excluding the one-time acquisition related cost, SG&A spend was at 28.1% of sales. We expect SG&A to be in the range of 27.5% to 28% for the full fiscal.

The R&D spend for the quarter was Rs. 727 crores, which is $87 million, an increase of 33% YoY and 17% QoQ. We are developing a robust pipeline of small molecules, biosimilars and novel oncology assets, through internal and collaborative efforts, to drive future growth. The R&D spend was at 9.1% of sales and was higher by 115 basis points YoY and 100 basis points QoQ. We expect the investment to be in the range of 8.5-9% for the full fiscal.

The other operating income for the quarter was Rs. 98 crores, lower versus Rs. 180 crores last year, due to a one-time product related settlement income in the United Kingdom in the same quarter of the previous fiscal.

The EBITDA for the quarter was Rs. 2,280 crores, that is $272 million, an increase of 5% YoY and 6% QoQ. The EBITDA margin stood at 28.4% of sales and was lower by 326 basis points YoY and higher by 30 basis points QoQ. Excluding the one-time acquisition related cost as mentioned earlier, the underlying EBITDA margins stood at 29.1% of sales.

Impairment loss was of Rs. 92 Crores on intangibles related to a product in the Mayne portfolio that was facing procurement constraints from its contract manufacturer.

The net finance income for the quarter is Rs. 156 crores, as compared to Rs. 123 crores for the same quarter last year.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Profit before tax for the quarter stood at Rs. 1,917 crores, that is $229 million. PBT as a % of revenues was at 23.9%. Excluding the one-time acquisition related costs and impairment charge as called out earlier, the underlying PBT margin stood at 25.7% of revenues.

Effective tax rate (ETR) for the quarter was at 30%. Pursuant to the amendments in Finance Act 2024 resulting in the withdrawal of indexation benefit, the Company reversed a deferred tax asset of Rs. 48 crores created in earlier periods on land. Excluding the impact of this one-time reversal, adjusted ETR for the quarter on the underlying PBT is 25.9%. We expect our normalized ETR to be around 25% for the fiscal.

Profit after tax, but before minority interest, for the quarter stood at Rs. 1,342 crores, which is $160 million. PAT margin was at 16.7% of revenues.

The non-controlling interest share of profit after tax for the quarter was Rs. 86 crores. This primarily includes the share of a one-time deferred tax asset recognized upon transfer of Dr. Reddy’s nutraceuticals brands to the subsidiary.

Profit after tax excluding the non-controlling interest for the quarter stood at Rs. 1,255 crores, which is $150 million. This is at 15.7% of revenues. Excluding the impact of one-time acquisition related cost, impairment charge, tax reversal and non-controlling interest share as indicated earlier, underlying PAT margins stood at 19% of revenues.

Reported EPS is Rs. 15.04. The EPS has been derived on the increased number of shares post the stock split and after non-controlling interest.

Operating working capital as of 30th September 2024 was Rs. 12,066 crores, which is $1,441 million, an increase of Rs. 511 crores, which is $61 million over 30th June 2024.

Capex cash outflow for the quarter stood at Rs. 735 crores, which is $88 million. The free cash flow generated during this quarter was Rs. 204 crores, which is $24 million. Post acquisition-related upfront pay-out, we have a net cash surplus of Rs. 1,889 crores, i.e., $226 million as on September 30th, 2024.

Foreign currency cash flow hedges in the form of derivatives are as follows. US dollar is $693 million, hedged around rate of Rs. 83.9 and 84.1 to the dollar, maturing over next 12 months which allows participation when USD strengthens and RUB 5,290 million with minimum protection rate of Rs. 0.905 to the Ruble maturing in the next 6 months.

With this, I, now, request Erez to take us through the key business highlights.

Erez Israeli:	Thank you, MVN. And a very good morning or good evening to everyone on the call. Thank you for joining us this time.

Our growth momentum continued in Q2FY25 across all markets, translating into yet another quarter of highest ever revenues and operating profit.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

The quarter witnessed two milestones in our journey towards building new businesses. Our venture with Nestlé for nutraceutical products in India was operationalized in August. We also completed the acquisition of Nicotinell® and related brands in the Nicotine Replacement Therapy category in September.

We continue to strengthen our presence in existing spaces by building best-in-class capabilities and commercial infrastructure to leverage our portfolio globally, and by driving operational efficiencies. We remain focused on our core businesses of generics and APIs, while also investing in our pipeline, as well as growth drivers of the future, in line with our stated strategy.

Let me take you through some of the other key highlights for the quarter. One, double-digit growth in revenue in Q2 at 17%. Two, both reported EBITDA margins and annualized ROCE were over 28%. Adjusting for one-time expenses related to the NRT acquisition, the EBITDA margin was higher at 29.1%.

Net cash surplus was $226 million. This is after making an upfront payment of GBP 458 million towards the recently acquired NRT portfolio.

Our subsidiary, Aurigene Oncology, announced promising results of Phase 1 study for India’s first trial for novel autologous CAR-T cell therapy for multiple myeloma. Further, the USFDA approved the IND for AUR-112, an asset developed by Aurigene Oncology for the treatment of lymphoid malignancies.

We have secured a Marketing Authorization from the European Commission for our rituximab biosimilar, our first such MA in Europe.

We recently entered into a voluntary licensing agreement with Gilead Sciences to manufacture and commercialise HIV treatment drug, Lenacapavir, in 120+ countries.

On the regulatory front, the USFDA classified three of our facilities as ‘VAI’ – this includes two of our formulations manufacturing facilities in Duvvada, Visakhapatnam, following their routine GMP inspection in May 2024, as well as our API manufacturing facility in Srikakulam, Andhra Pradesh, following their GMP inspection in June 2024. In August, the USFDA completed a product-specific Pre-Approval Inspection at our formulations manufacturing facility, FTO SEZ PU1, in Srikakulam, Andhra Pradesh and issued a Form 483 with three observations. We have responded to the observations within stipulated timelines. In September, the USFDA completed a routine GMP inspection at our R&D centre in Bachupally, Hyderabad and closed the inspection with zero observations.

Sustainability continues to remain central to our business strategy. Recognizing our focused efforts in sustainability, KPMG India awarded us their ESG Excellence Award 2024 in the ‘Large-cap Pharmaceuticals & Healthcare’ category. Further, we were featured amongst the ‘Top 15’ Most Sustainable Companies 2024 by Businessworld India.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Now, let me take you through the key business highlights for the quarter. Please note that all references to the numbers in this section are in respective local currencies.

Our North America Generics business recorded revenues of $445 million for the quarter with a YoY growth of 16% and a sequential decline of 4%. The increase in sales volumes helped offset single-digit price erosion and additional generic competition in certain base products. We launched 4 new products during the quarter and will close the full year with 15-20 launches.

Our European Generics business recorded revenues of €63 million this quarter, with a YoY and sequential growth of 7%. The increase was largely contributed by revenues from new launches, partly offset by pricing pressure on certain of our products. During the quarter, we launched a total of 8 products across markets.

Our Emerging Markets Generics business recorded revenues of Rs. 1,455 crores in Q2, recording a strong YoY and sequential growth of 20% and 23%, respectively. On a YoY basis, market share expansion and revenues from new products launched in RoW markets, more than offset the unfavorable forex. We launched 22 new products during the quarter across various countries of the Emerging Markets. Within the segment, the Russia business grew by 27% YoY basis and 23% sequentially in constant currency.

India business recorded revenues of Rs. 1,397 crores in Q2, with a double-digit YoY growth of 18% and a sequential growth of 5%. The growth was primarily on account of additional revenues from the recently in-licensed vaccine’s portfolio from Sanofi and new brand launches. As per IQVIA, our IPM rank continued to be at 10. We have launched 3 brands this quarter, in addition to integrating the nutraceutical products under our subsidiary, ‘Dr. Reddy’s and Nestlé Health Science Limited’.

Our PSAI business recorded revenues of $100 million in Q2FY25, a YoY growth of 18% and sequential growth of 9%. The YoY growth was primarily on account of improvement in volumes and growth in the CDMO business, which is also reported thereunder. We filed 22 DMFs globally this quarter.

We invested 9.1% of our revenues to strengthen our R&D capabilities. Our R&D investments this quarter stood at Rs. 727 crores. Our efforts are focused on developing complex, value-accretive products, including several generic injectables, peptides and biosimilars, in line with our patient-centric strategy of enabling access and affordability. We have made 60 global generic filings, including 2 ANDAs for the US market during Q2FY25.

In addition to investing in our development pipeline, we continue to strengthen our presence in our core areas of business, while also collaborating to build businesses in three areas – consumer healthcare, access to novel molecules, and digital therapeutics. We are also evaluating value creating inorganic opportunities in existing spaces, as well as businesses of the future. We are certain that these strategic investments, coupled with our sharp focus on improving efficiencies will enable us to deliver sustainable growth as well as profitability. And with this, I would like to open the floor for questions and answers.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Moderator:	Thank you very much. We will now begin the question-and-answer session. Our first question comes from Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Hi, thank you for the opportunity and congratulations on a good set of numbers. First one on the North America business, we have written that the sequential decline is primarily due to volumes. So sequentially, is it fair to assume that the pricing was stable?

Erez Israeli:	The prices are relatively stable in the way we normally calculate them. We did not have major issues on the big products that we normally discuss. As for the sequential, I would not take it too seriously. Part of it is a normal supply chain behavior that comes into inventory of the distributors or inventory of the retailers. We can definitely guide that we'll continue to grow in America on the base products as well. So, I will not read too much into that. You'll see different numbers in the next quarter.

Kunal Dhamesha:	Okay. And this decline in sales volume, one, you said is the channel inventory adjustment. And could it also be some seasonal products not kicking in in this quarter?

Erez Israeli:	Yes. So it was mostly about supply chain. There is no real decline. So, there is no loss of market share or anything like that. Actually, if at all, we have a gain of market share. So I will not read too much about the sequential decline. I think, year-over-year actually reflects the situation.

Kunal Dhamesha:	Sure. And then the second one on the India Business. We have posted around 18% growth. But let's say, if we remove the Sanofi vaccine business, would we be at the double-digit growth for our base business?

Erez Israeli:	It's almost there. It's 9-point-something percent, even without the vaccines. So, almost there.

Kunal Dhamesha:	So, we have improved a lot from the single digit to low double digit in this quarter?

Erez Israeli:	So yes, we are in the double-digit even without the vaccines. Obviously with it we are well there. So, it's in the right direction, but it's almost there.

Kunal Dhamesha:	Sure. And then do you think that this can again accelerate beyond what we have done in Q2 in the coming quarters, given the launch momentum has been very strong, right? We have been launching a lot of products in India?

Erez Israeli:	Absolutely.

Moderator:	The next question comes from Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:	Thank you for taking my question. My 2-part question is related to the US business. Given we have seen a host of facilities clearing inspections in the last few months and while we are launching products, we have not really seen high-value launches from Reddy's in the recent times. So, when do you think we launch certain of these limited competition high-value products for the US business? When do we start seeing that?

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

And second, our R&D has stepped up a fair bit. But I did see filing momentum has been fairly muted. So when does that R&D spend reflect in higher filing or higher-quality filing, better filing and therefore, revenues?

Erez Israeli:	Yes. So on the first question, I hope that you'll see it probably in Q3, but I cannot guarantee that. It's about the ability to get approvals. But we have a couple of those kind of products waiting for approval by the USFDA. And I hope already in Q3, we will see that. Let's say, the remainder of the year and for sure, in FY26, we should see a much better take on that.

As for the filing of the R&D, we are primarily focusing on the, what I call, high-quality R&D. We are not going for the 40 files per year, but we are spending on the, let's say, more selective type of products, but with a higher value. And we are doing globally, not just in the United States. So every product is going globally. Plus, the investment in biosimilar is primarily for abatacept. So, this is where the R&D money is going to. I believe that there is a better yield and better improvement performance of R&D and we should eventually see it also in the numbers.

Neha Manpuria:	Got it, sir. And sir, the R&D spend, how much of this would be for biosimilars and the oncology asset? And any updates that we can get on the timing for our two biosimilar filings?

Erez Israeli:	Sure. Out of the total R&D, 36% is going to both biologics as well as Aurigene. Aurigene is our innovative arm. And the rest of it is going for the generics. The generics is about 50% of the number of the R&D and 14% is attributed to the API. So this is give or take the pie. But about biologics, I believe that the most important product we will launch in the beginning of 2027, and this is abatacept. And we have a couple of licensing activities that is not impacting the R&D, but will be impacting, obviously, the portfolio that we'll have. One of them is denosumab. And of course, this is on top of what we do now with rituximab and bevacizumab in Europe.

Neha Manpuria:	And we were supposed to file denosumab towards the end of this year. Are we on track of filing denosumab in the US market?

Erez Israeli:	Yes. So Europe is on time and also the United States will be filed also by the end of the calendar year.

Moderator:	Next question comes from Amey Chalke from JM Financial. Please go ahead.

Amey Chalke:	Thank you for taking my question. My first question is on Revlimid. So, in first half, whatever the sales we might have booked for lenalidomide, do you expect the sales to be similar in second half? Or you expect the run rate to be on the lower side?

Erez Israeli:	You know it, I cannot speak about the sales of Revlimid, per se, because of the agreement. But let's say, you are going to see that it will continue to be very healthy also in the remainder of the year and also in FY26.

Amey Chalke:	Sure. The second question I have, if you can tell us about the preparation for the GLP-1 products for both US and ROW markets, which are going to face patent expiry or where we are going to launch these products.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Erez Israeli:	Sure. So first of all, on the overall question on GLP-1, it's a very important segment for us, primarily because of focus on peptides, especially on the API side. So we identified close to, in addition to Semaglutide, liraglutide, etcetera, we are talking about 14 or 15 GLP-1s that are coming up. Obviously, those will mostly be with the patent dates that will be in the next decade.

But, let's say, we are going for the entire segment as we speak. Specifically, for Semaglutide, we are planning to be on Day 1 in all the markets that will be open and that we will have, of course, from an IP standpoint, clearance to launch. And that's basically the plan, and we are ready with our internal capabilities on both, API as well as our formulations.

Amey Chalke:	Sure. Just last question I have on the spend. Our SG&A spend, excluding amortization or depreciation, have gone up sharply over the last 2 to 3 years. I understand we have a big opportunity in US where we are generating good profits, which we are reinvesting in the business. But let's say, post FY26, do you expect this SG&A spend to remain elevated like this? Or you expect some correction after?

Erez Israeli:	Indeed, we increased the SG&A in the last few years, primarily because of the mix of markets that we have. We are focusing more on India, on emerging markets. And these are, as you know, very profitable markets for us. And they paid well also for those SG&A. So, the level of SG&A in B2B markets is obviously lower. So, part of the SG&A growth is also part of the mix of the markets that is changing, and it's actually changing in a healthy manner.

In terms of the growth of the SG&A, it will be much, much more moderated. I will say flat to moderate, depends on the quarters and the years that we will discuss because like you said, we had an opportunity to build that kind of a franchise and infrastructure in many, many emerging markets and now it's well established.

The caveat for that will be that we're naturally going for India for innovative products. We are licensing those products. Naturally, some of these products will require certain investments. So likely this will do them, but I don't think it will be materially change the level of SG&A, and it's not going to happen also very soon.

MV Narasimham:	So, I also just want to add, if you look at adjusting one-time costs of this quarter, our SG&A is 28.1% of the sales, and then we expect on a full year basis, it will be in the range of 27.5% to 28%.

Moderator:	The next question comes from Balaji Prasad from Barclays. Please go ahead.

Mikaela Franceschina:	Hi, this is Mikaela on for Balaji. Thanks for taking my question. We're just wondering how you can leverage the situation where ‘Make-in-America’ for generics gets a stronger emphasis? And if you do increase manufacturing in the US, what would this mean for operating margin? Thanks so much.

Erez Israeli:	We are not increasing manufacturing in the US. The products that we are launching in the US will be made outside of the US, primarily in India.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Moderator:	The next question comes from Harith Ahamed from Avendus Spark. Please go ahead.

Harith Ahamed:	Hi, thanks for the opportunity. My first question is on the rituximab biosimilar, for which we got an EMA authorization recently. So, will you be able to share some color on the timelines for launch and our expectations from this particular product? And for the same product in the US, I believe we are awaiting clearance of our facility in Bachupally, which was last inspected in October '23. So, what is the status of that inspection? Do we have a final classification from the FDA? That's my first question.

Erez Israeli:	Yes. So, thank you for the question. So the European launch is planned for February '25. And as for the US, we did submit our response to the US FDA. And obviously, we will wait for this approval. Likely that it will be in the first half of FY26. So of course, it depends upon when we will get the approval from the US FDA.

Harith Ahamed:	Okay. And on generic Nuvaring for which we've disclosed a Rs. 90 crores impairment this quarter. So, can you share what percent of the intangibles related to this product has been impaired? What I'm trying to understand is whether this product is completely out of our expectations? Or do you still expect some revenues from this product?

MV Narasimham:	So, we have provided for the full carrying value, because the existing contract manufacturing organization is unable to supply the product. Hence, we have provided for 100% of the carrying value.

Harith Ahamed:	Okay. Sir, last one with your permission. The intangibles related to the Haleon portfolio acquisition, which I believe is around Rs. 5,500 crores. Over what time frame will we be amortizing this? I'm trying to understand the impact on our P&L.

MV Narasimham:	So, largely around 20-plus years. Currently, we are still evaluating, but I think it will be somewhere in the 22 - 23 years range.

Moderator:	The next question comes from Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	Hi, thank you for the opportunity. My question is on R&D. So, you mentioned you are focusing on high-quality R&D. So, can you just talk about the segments or products which you are working on? And do you think you can launch some material products in, say, next 1 to 2 years in the US market, specifically, which can help you to cover up some sales lost on the Revlimid part. So that's my first question.

Erez Israeli:	So, on the first part of the question, like I mentioned to Neha - about 50% of the R&D goes to generics. So, this is primarily peptides and injectables, especially complex injectables. The biologics is going primarily on the pipeline that we have, but most of the money, in the short term, will go on the clinical trials of abatacept. And, then we have the investment in the next set of products for first-to-market, which will come later. This is on the API side, mostly GLP-1 type of products and the oncology products of Aurigene. So this is one.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

On the second part of the question - yes, there is a healthy pipeline of about 20-plus products of that nature, that have relatively higher value. Of course, most of them are approval dependent. So it's hard to know when exactly we will launch them, but we are ready, and they should contribute to that. And this is including, obviously, Semaglutide in which there is a patent date - we were asked before about that - and this will be launched once the market will open up for this.

Damayanti Kerai:	Sure. My related question is you mentioned peptides, GLP-1 is one of your focus segments. On the R&D part, I understand you are covering the entire product basket, which will open up in market in coming years. But on the manufacturing part, do you have in-house manufacturing capability, or you intend to get it done through some manufacturing partners?

Erez Israeli:	So, we are going to make it in-house, both the APIs as well as the finished dose and we are primarily dependent on our own internal capabilities.

Damayanti Kerai:	Okay. So mostly, it will be done in-house and maybe some parts can be done through external parties?

Erez Israeli:	Yes, yes, absolutely. The part that is not done by us is the device. The device itself, we are not making. But our main strength is on the API, as we have those certain technologies, primarily microwave, that allow us to scale it up very, very nicely. And this is probably our biggest advantage so far in this segment.

Damayanti Kerai:	Sorry, I think I missed. So you said API is your strength, but the formulation that can be done through CMOs? Is that right?

Erez Israeli:	So, we are making the API. We are making the formulations. We can also use CMOs for formulations, but primarily, it will be made by us. And the part that we have to buy is the device - the device we are buying.

Damayanti Kerai:	Okay. Understood. My second and last question is on the Nestlé JV. So, you concluded the deal in August. Like what kind of sales or any number you have booked in the second quarter? And from here on, what kind of ramp-up you see, in terms of putting more products in the portfolio or in terms of revenue. How should we see updates there?

Erez Israeli:	So, right now, it's very small in terms of growth, because most of the Nestlé products are not yet registered and brought to India. So, the main intent of this franchise is to bring the Nestlé brands that are very successful outside of India to India and to bring them over time.

So, at this stage, we are talking about tens of crores. It's not material - let's say - somewhere between Rs. 50 to 60 crores. It's not significant. The main impact will come, obviously, from the ability to grow the brands in the future. So, this is the kind of business that it will take us time to scale it up. But we believe that it's very good and very sticky for many, many years to come.

Moderator:	The next question comes from Bino Pathiparampil from Elara Capital.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Bino Pathiparampil:	Hi, good evening. Just following up on a previous answer - abatacept, you said could be a launch in early '27. Did you mean calendar '27?

Erez Israeli:	Yes, calendar '27, yes.

Bino Pathiparampil:	Okay. And I was looking at the Russia growth adjusted for the currency fluctuations. It seems the first half growth in Russia and CIS is a bit muted, probably around the mid-single digits. Any particular reason? And what's the outlook for the rest of the year?

Erez Israeli:	So, like I mentioned, Russia is doing really, really well. So in constant currency, we grew 27% in Q2. And indeed, there is some devaluation, but I think we have also the right reasons for it. So overall, it is likely that you're going to see this high level of double digit in Russia. You have some seasonality in Russian products. So, not every quarter is growing in the same way. But overall, this is the level of growth, especially as some of our peers are not investing in Russia the way we do, and we are gaining rank as we speak.

Bino Pathiparampil:	Okay. And, one last question on PSAI. There is a lot of optimism in the market around the CDMO business opportunity coming India's way. Are you seeing that helping your PSAI business in any way?

Erez Israeli:	So, it does contribute to our growth. For us, strategically, I see CDMO, primarily, as an area which helps us to build relationships and build capabilities, especially in R&D as the CDMO is working on the products of the future, and it allows us to scale ourselves up, both small molecules as well as in big molecules. It has also contributed to the growth. And I hope that we will be able to see triple digit on sales of API, if not next year or the year after, but in this range of time. So it's a nice growth. In addition to that, most of the growth in the PSAI comes from collaborations and partners that we have across the globe. This is an important, strategic pillar for us as part of the B2B business.

Moderator:	The next question comes from Surya Patra from Phillip Capital. Please go ahead.

Surya Patra:	Sir, my first question is on the Nicotinell® business integration. So having completed the transaction, if you can share your thought process now about your growth plans, your integration strategy of this business across various markets and your margin and cost positioning for that business?

Erez Israeli:	Sure. So we are going to get the markets in a certain sequence. And just to make sure that I'm explaining it in the right way. Naturally, it's a carve out of brands from activities that Haleon is having today. So, for some of those countries, we have to create either a legal entity or sales force or distribution agreement or any of that. So, there is an agreement of sequence of countries in which we are going to get and we will be ready to accept those countries with relevant infrastructure, both internal and external. The starting market will be UK in April and in the next 12 to 14 months, we should get more than 80% of the sales managed by us. Until then, it will be managed by Haleon.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Obviously, in terms of numbers, we will start to recognize them already in Q3. So from Q3 onwards, you will see the full impact of that, including some commissions that we need to pay for Haleon for doing the work for us during this period of time.

We see three types of synergies that will come once we will manage it directly. One is our ability to invest and focus on those brands. This we feel that this brand had certain lack of focus or lack of attention for several years. And we believe that by doing that, we can increase the growth. By the way, the brand is growing single digits already today.

And second, we can bring it to more markets, more countries. And number three, much more important, we appreciate that there is a lot of changes we can do in terms of innovation - different products, different packaging, different life cycle management of the brand, etcetera. So between the three, we believe that we can add value to these brands. And so right now, focus is on the integration, like I mentioned, to get it and to build the infrastructure. And post that, obviously, to invest and to grow it further.

Surya Patra:	Sure, sir. Second question is about the CDMO business again. Because of our manufacturing base and positioning within the US, whether this Bio-Secure Act development will offer any kind of a meaningful kind of footprint for our CDMO operations, which has been kind of relatively muted or seeing a kind of muted performance since some time. Do you expect any kind of meaningful kick-start to the momentum there?

Erez Israeli:	We do see more projects that are coming on the biologics side of the CDMO, which is relatively new to us, but we definitely see that the Bio-Secure Act, as you mentioned, brings more attention to this segment. And yes, I believe that it will translate to future business. And yes, I do see an opportunity. I cannot tell you that it's huge at this stage, but it's absolutely in the right direction.

Surya Patra:	Okay. Just last one clarification for the US business growth. You mentioned you are seeing some volume-related impact in the quarter. But is it possible to give some sense, excluding of lenalidomide, some color to the growth Y-o-Y for the quarter or for the first half, what growth that we would have seen for the base business?

Erez Israeli:	So again, like I mentioned to Kunal, I would not read too much on the sequential. On the year-to-year, we are growing the base business, and it's not just lenalidomide. So we are growing that. And I will not read too much into the Q-on-Q.

Surya Patra:	No, I wanted to know just on a Y-o-Y basis, sir, for the first half?

Erez Israeli:	Y-on-Y, we're growing.

Moderator:	The next question comes from Tarang Agarwal from Old Bridge. Please go ahead.

Tarang Agarwal:	Congrats for a very strong set of numbers. Three questions. First on Russia. The Rs. 600 crores investment in working capital - what's driving this now? And basically, just wanted to understand or get a bit more color on the business, in terms of how working capital intensive is that business, some dynamics on the market. Some point, I think DRL had a 2.5% market share in that market. How has that moved? And what's the volume market share there?

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

MV Narasimham:	We have managed working capital through factoring and short-term loans. Now, it is becoming costlier. And then as a group, when we evaluated this working capital funding as an equity from India to subsidiary, it is beneficial at overall level. That's why we are infusing as an equity towards working capital requirement.

Erez Israeli:	As for the market share, I don't remember exactly the numbers, but we definitely increased market share and increased our ranking in Russia. So we're clearly growing primarily because of focus. We are a company that's still focusing on this market and there are companies with less focus. I think this is going to very much going to help our side. I think overall in terms of market, both in months as well as quarters, we are growing faster than the market in all segments, on Rx, on OTC etcetera.

Tarang Agarwal:	Erez, just to get a sense, I mean, how big is the covered market in Russia where Dr. Reddy's operate? And I mean, it's a sizable business now almost $300 million. So how big is the market? And my sense is that the end market may not be growing, but from your vantage, could you expect this business to grow at the same speed as which you probably see your India business growing?

Erez Israeli:	I believe so. I believe that you are going to see continuous growth. Indeed, the market itself is not growing in volume, but obviously, value, you see a growth because, of course, the situation in a country, price increases, etcetera.

Tarang Agarwal:	Okay. Sure. Second, on capex, overall, if I see the trajectory over the last 3, 4 years, we see a lot of investments in R&D, buying products between market access and as intangibles. In terms of physical infrastructure, if you could give us a sense, where are you in terms of your utilizations between your injectables, your oral solids and your API business? And what are the kind of investments that you are looking at, in terms of expanding your physical infrastructure from here on?

Erez Israeli:	Yes. So most of our investment is in the following spaces. We are investing in our injectables. We are investing in our biosimilars. And we are investing in our API business. And most of the investment in the API business, which is about right now, let's say, give or take 50% of the capex is primarily to build capacity for the GLP-1, as well as the other peptides in the pipeline that we discussed before. There are many, many peptides, not just GLP-1. And we are gearing up for the launches of some of these products in FY25, '26, '27, etcetera.

Some of the GLP-1, in terms of API can be very, very big. And I believe, that we are one of the most reliable suppliers today, not just to ourselves, but also to the entire industry, of the API, and it is actually very big opportunity for us, in that respect. So let's say, between the injectables, the biosimilars and the peptides is the lion's share of the physical infrastructure. And all of it is in India.

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Tarang Agarwal:	Sure. And last question on the Nestlé JV. How long should the current capital contribution between you and the partner hold the JV in good stead? I mean how far along will we see till further capital contribution of the JV?

Erez Israeli:	So, I believe that it will take us a couple of years to build a meaningful size and a meaningful brand recognition, primarily because the brands are new. It's not a brand that we have taken from India. It's a brand that we need to build. The idea is to build the #1 nutraceutical company. Both companies see this for the long term. But unlikely that we'll see a major contribution to profit in the next coming years. It will be primarily investment and whatever we gain, it will be unlikely that we'll reinvest. So it's primarily more of a longer-term type of activity. But, like I mentioned before, I believe - very sticky and very meaningful.

Moderator:	The next question comes from Kunal Randeria from Axis Capital. Please go ahead.

Kunal Randeria:	On denosumab, the first biosimilar launch in the US should be in year '24. Given that you are yet to file for it, just wondering how many players do you expect will be ahead of you when you eventually launch?

Erez Israeli:	You are talking about denosumab?

Kunal Randeria:	Yes.

Erez Israeli:	Denosumab, it depends, of course, on the success of the others, but it should be somewhere between number 3 to number 5, I believe.

Kunal Randeria:	Right. And would this be like a late FY26 launch?

Erez Israeli:	It should be FY26.

Moderator:	The next question comes from Anubhav Agrawal from UBS. Please go ahead.

Anubhav Agarwal:	Just one question on SG&A. So this year, we'll be about 27.5% to 28%. Can you qualitatively give a sense that once in a more normalized stage - once the generic Revlimid is more normalized, let's say, FY27, once you have ramped up the biosimilar portfolio and also infrastructure for that, what would this number look like in a rough range? And, so when I look at pre-COVID, you guys were doing 29%, 30%. Would you go back to that? Or would you retain 27%, 28%. Can you give a rough sense in a more normalized stage?

MV Narasimham:	I believe it will be in the same range for next year at this point of time, but it will not increase significantly.

Anubhav Agarwal:	Yes. But next year, you still have the support of generic Revlimid. So I'm just trying to understand, one, let's say, one-off revenues are not there. On a more sustainable base business, what would this -- would you go back to pre-COVID number 29%, 30%? Or would you still be at 28%?

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

MV Narasimham:	I think as Erez had explained earlier, our new products also kicking in and thereby, a top line growth will also come. So hence, we believe it will continue to be around that range.

Anubhav Agarwal:	Sure. And you're saying that this is beyond next year as well - same range of 28% continues per year?

MV Narasimham:	Around that range. We cannot give exact guidance - it would be largely in that range.

Moderator:	The next question comes from Vishal Manchanda from Systematix. Please go ahead.

Vishal Manchanda:	Good evening and thanks for the opportunity. On rituximab biosimilar launch in Europe, would you be selling on your own? Or you would have a partner there? And how long would you take to ramp that up to its full potential?

Erez Israeli:	We will sell on our own. We have a list of, primarily, tenders that we know we can participate in and hopefully, we'll be successful in them. But let's say, on the B2B side of the biosimilar, it should be relatively fast, in accordance to the dates in which the tenders will be open. In Europe, you have also the physician countries. In this, obviously, we will have to do some legwork and it will take some time. But yes, there is no reason why we should not see this relatively fast.

Vishal Manchanda:	And would this be a $100 million plus opportunity for you?

Erez Israeli:	I cannot guide there that much. I don't think it will come to this range, but I cannot quote numbers for this one.

Moderator:	The next follow-up question comes from Kunal Dhamesha from Macquarie. Please go ahead.

Kunal Dhamesha:	Yes. So just for abatacept time line that we have given, it is for the biosimilar launch and not the new indication that our partner is trying. Is the understanding correct?

Erez Israeli:	Sorry, I'm not sure I got the question. On the biosimilar, sorry?

Kunal Dhamesha:	So Abatacept, I think, we are developing the biosimilar, and we have out-licensed this biosimilar to Coya for the indication of ALS, right? So the launch time line that we are talking about is for the biosimilar version that we are developing, right?

Erez Israeli:	Correct. This is not for the Coya product. The Coya product will come whenever they will finish the clinical trial.

Kunal Dhamesha:	And what stage of development are we on the biosimilar side, in terms of the clinical trial or filing?

Erez Israeli:	We are in Phase III, and we are supposed to gear up to submit and to launch it in the end of calendar '26, beginning of '27.

Kunal Dhamesha:	Okay. So as of now, let's say, patient enrolment and all will be over? Do we have those details?

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Q2FY25 Earnings Conference Call Transcript November 5, 2024

Erez Israeli:	I don't know if it's over or soon to be over, but it’s in a very advanced stage.

Moderator:	The next question comes from Surya Patra from Phillip Capital. Please go ahead.

Surya Patra:	Just one clarification, sir. When we talk about the GLP-1 API capability. So here, we do say that it is complete end-to-end integrated at our end itself.

Erez Israeli:	So we have the API. We are making also the finished product. So in that respect, it's completely back integrated and we are buying the device, if I got the question right.

Surya Patra:	Yes, within API, the complete manufacturing capability that we have. And hence, it is a full end-to-end integrated operation for us?

Erez Israeli:	Yes, it is.

Moderator:	As there are no further questions, I would now like to hand the conference over to Ms. Richa Periwal for closing comments.

Richa Periwal:	Thank you all for joining us for today's evening call. In case of any further queries, please get in touch with Aishwarya or myself. Thank you once again on behalf of Dr. Reddy's.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us, and you may now disconnect your lines.

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